

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

Via E-mail
Peter C. Walsh
Senior Vice President, General Counsel and Chief Administrative Officer
Ameristar Casinos, Inc.
3773 Howard Hughes Parkway, Suite 490S
Las Vegas, Nevada 89169

> **Re: Ameristar Casinos, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 7, 2011**
> **Supplemental Letter Received October 20, 2011**
> **File No. 333-177220**

Dear Mr. Walsh:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated October 20, 2011 in which you have submitted a supplemental letter. Please revise your supplemental letter to include the following undertakings:

   - [Issuer] further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with [Issuer] or an affiliate of [Issuer] to distribute the Exchange Securities.

   - [Issuer] will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities in exchange for such Outstanding Securities pursuant to the

Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Securities.

- [Issuer] will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

  o If the exchange offeree is a broker-dealer holding Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Outstanding Securities pursuant to the Exchange Offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Jonathan Layne
        Gibson, Dunn & Crutcher LLP
        Via E-mail